

April 13, 2011

Via Facsimile and U.S. Mail

Mr. H. James Serrone
Chief Financial Officer
Torotel, Inc.
620 North Lindenwood Drive
Olathe, KS   66062

>   **Re: Torotel, Inc.**
>   **Form 10-K for fiscal year ended April 30, 2010**
>   **Filed July 15, 2010**
>   **Form 10-Q for the quarterly period ended January 31, 2011**
>   **File No. 1-08125**

Dear Mr. Serrone:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended April 30, 2010

Note G – Restricted Stock Agreement, page 30

1.   We note that on September 2, 2009 you granted restricted stock awards for 250,000 shares of common stock. We further note from your disclosures that "restricted shares are treated as non-vested stock" and "the fair value of restricted stock at the date of the award is offset against capital in excess of par value . . . under stockholders' equity."

There is no indication on that statement of issuance of these shares. However in that regard, we note for the line item "Restricted stock issued", an amount of $71,000 recorded as a reduction of capital in excess of par value being offset against treasury stock. Please tell us how this transaction and the amount provided conforms to the procedures disclosed and explain why it is not consistent with similar transactions recorded in fiscal years 2007 and 2008.

Form 10-Q for the quarterly period ended January 31, 2011

Note 9 – Stock Appreciation Rights

2.   We note from your disclosure that total compensation expense for the outstanding SARs for the three months and nine months ended January 31, 2011 was $83,000 and $97,000, respectively. In light of prior recordings of compensation expense for the outstanding SARs, please describe how you calculated the amounts noted.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or Lynn Dicker, Reviewing Accountant at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief